UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 15, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

CONTENTS

Caret LLC (“Caret”), power-to-X subsidiary of VivoPower International PLC (Nasdaq: VVPR, “VivoPower” or the “Company”), is currently in advanced partnership negotiations with four leading digital asset mining operators in the United States in relation to a number of its solar power sites. Caret’s strategy is to partner with these operators, who recognize the strategic importance of securing low cost renewable energy, to power new computing infrastructure and to deliver highest and best use for these sites. This involves building solar powered data centres for the purposes of digital asset mining and AI computing. If a definitive agreement is executed, Caret will partner with the digital asset operators to form a joint venture whereby Caret will contribute the solar projects and solar development expertise, and the digital asset mining operators will contribute capital, computing hardware and experience with building data centers.

The data center development plans exclude the sites for solar projects TX144 and TX145, for which the Company is in active discussions with the William Q. Richards Estate, who are neighboring landowners, in reference to the civil complaint (Case number: 7:2022cv00050) claiming personal injury from any potential development of bitcoin mining data centers on TX144 and TX145.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520).

FORWARD-LOOKING STATEMENTS

This Form 6-K includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this Form 6-K and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman